Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Craig D. Wilson, Sr. Asst. Chief Accountant

Washington, D.C. 20549

RE:         Hawk Street Acquisition Corp.

Form 10-K for the fiscal year ended December 31, 2016

Filed April 17, 2017

File No. 000-55676

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2016 for Hawk Street Acquisition Corp. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated December 20, 2017 (the “Comment Letter”) in response to the filing of the Form 10-K for the fiscal year ended December 31, 2016 in April 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 10-K.

Item 1. Business

Subsequent Event

1.      We note that the company intends to acquire or otherwise combine with PotDrive, Inc., a company that provides an online App search directory for the cannabis industry. Please discuss the material risks associated with this line of business, including all Federal and state regulations that may impact your business and any possible law enforcement consequences.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to discuss the material risks associated with this line of business in the event that the proposed business combination with PotDrive, Inc. is successful, including all Federal and state regulations that may impact its proposed business and any possible law enforcement consequences.

Item 9A. Controls and Procedures

2.      Please explain how you concluded that your disclosure controls and procedures were effective as of December 31, 2016, considering that your internal control over financial reporting was not effective as of this date. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to state that its disclosure controls and procedures were not effective as of December 31, 2016. Further, the Company has included a risk factor that discusses the risks associated with ineffective disclosure controls and procedures and internal control over financial reporting, identifies the basis for the conclusion that our disclosure controls and procedures and internal control over financial reporting were ineffective and discusses all material risks resulting from the issues identified and discusses our remediation plan to address the deficiencies in our internal control over financial reporting.

Management’s Report of Internal Control over Financial Reporting

3.      Please confirm that management used the COSO framework of 2013 in performing its assessment and disclose the framework used in future reports. Refer to Item 308(a)(2) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company confirms that management used the COSO framework of 2013 in performing its assessment and has revised its disclosures to include a discussion of the framework used.

4.      We note your management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2016. Please disclose any material weaknesses in the company’s internal control over financial reporting identified by management. Refer to Item 308(a)(3) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose any material weaknesses in the company’s internal control over financial reporting identified by management.

*         *         *         *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 10-K filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 10-K.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely, /s/ Jarvis J. Lagman Jarvis J. Lagman, Esq. Cassidy & Associates

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